Aterian, Inc.
37 E. 18th St, 7th Fl

New York, NY  10003

December 30, 2021

Andi Carpenter

Anne McConnell
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aterian, Inc. Form 10-K for the Fiscal Year Ended December 31, 2020 Form 10-Q for the Quarter Ended September 30, 2021 Filed March 16, 2021 and November 9, 2021 File No. 001-38937

Dear U.S. Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Arturo Rodriguez, Chief Financial Officer of Aterian, Inc., a Delaware corporation (“Aterian”, “we”, “our” or the “Company”), in the letter dated December 3, 2021 (the “Staff Letter”) regarding the Form 10-K for the Fiscal Year Ended December 31, 2020 filed by the Company with the Commission on March 16, 2021 (the “Form 10-K”) and the Form 10-Q for the Quarter Ended September 30, 2021 filed by the Company with Commission on November 9, 2021.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff Letter. For the Staff’s convenience, the Company has incorporated the comments from the Staff Letter into this response letter (in bold italics). Page references in the text of this response letter correspond to the page numbers in the Form 10-K. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Form 10-K.

Form 10-Q for the Quarterly Period Ended September 30, 2021

Notes to Financial Statements

2. Summary of Significant Accounting Policy Goodwill, page 15

1.

We have read your response to prior comment five and your disclosure that you operate under one reporting unit because all your business components have similar economic characteristics and are managed on an aggregated basis. Please more fully explain to us what your business components are and how you determined they all have similar economic characteristics. In this regard, please specifically address the fact that the fair values related to various contingent earn-out liabilities appear to change in disparate directions and the fact that, based on your disclosures of pro forma and historical revenue amounts in note 10, the results of acquisitions appear to be dissimilar, for example, it appears to us that revenues related to Healing Solutions declined by approximately 50% in the current interim period relative to the comparative interim period.

Company Response: In response to the Staff’s comment, the Company in retrospect after reviewing ASC 350-20-35-34, ASC 280-10-50-7 and ASC 280-10-50-8, only has one operating segment and component, which is consumer goods.

The Company only has one component as it does not have segment managers.  We manage our business on a functional basis to make key decision on operating activities.  Additionally, although we have discrete financial information on an individual product by product basis, we do not aggregate this in any manner or form which is reviewed on a regular or consistent manner to make key decisions on operating activities.

As such, the Company only has one component which is the same as its reporting unit which is consumer goods.  The Company will adjust prospectively its disclosure as follows:

“Goodwill—The Company operates under one reporting unit based on the guidance in ASC Topic 350-20.”

While we believe based on the above that similar economic characteristics are not a relevant consideration, to be responsive to your comment, we have provided the following information.  Our estimated earnouts valuations, which are performed with the assistance of 3rd party firms, are based on arm length negotiations with the sellers and we estimate on the initial acquisition point the estimate earnouts along with the initial acquisition purchase price, fall within multiples of Adjusted EBITDA in the range 4 to 8 times which we believe is in line to what we are seeing in the market.  Each of the earnouts are based on separate negotiations and the actual performance measurements and criteria for performance are not the same for each acquisition.  As such, the earnout liabilities appear to change in disparate directions but it is not because we have dissimilar characteristics. For example, certain of our earnouts are indexed on our stock price and certain are a fixed cash amount.  The following table will summarize the earnouts for each of the acquisitions:

Acquisition	Criteria	Payment Method	Reasons for the changes through the nine months ended September 30, 2021.
SMASH

Earn-out payments will be due to the sellers for year one, or calendar year 2021 and year two, or calendar year 2022. During the year-ending December 31, 2021 (year one of the earn-out), the earn-out payment will be calculated based on the contribution margin generated on certain products for an amount equal to $1.67 for every $1.00 of such contribution margin that is greater than $15.5 million and less than or equal to $18.5 million. Such earn-out payment cannot exceed $5.0 million. In addition, during the year-ending December 31, 2022 (year two of the earn-out), for each $0.5 million of contribution margin generated on certain products in excess of $15.5 million, subject to a cap of $27.5 million, the sellers shall be entitled to receive an amount in cash equal to the value of 0.1 million shares of the Company’s common stock multiplied by the average of the volume-weighted-average closing price per share of the Company’s common stock, for the 30 consecutive trading days ending on December 31, 2022

		Both earnouts will be paid in cash	The changes to the value of this earnout liability was primarily due to the fluctuations of our share price during the period.

Healing Solutions

Earnouts are based on certain operational transition achievements including the level of inventory and its inventory turn performance during 2021 at the earnout measurement date, the successful completion of transitioning manufacturing to a new third party and the completion of certain operational transition services. The earnouts are fixed to a certain range of the Company’s common shares to be issued depending on success and speed of the operational tasks to be completed.

All earnouts are to be paid in the Company’s Common Shares.

The changes to the value of this earnout liability was primarily due to the fluctuations of our share price during the period. Our Healing Solution actual performance has been temporarily impacted by global supply chain disruptions but these impacts have not affected the earnout criteria or the changes in value of the earnout for Healing Solutions.

Photo Paper Direct (“PPD”)	Earnout is based on the achievement of Adjusted EBITDA for 2021 which at minimum is the same Adjusted EBITDA of 2020.	The earnout is to be paid 76% in cash and 24% in the Company’s Common Shares.

The changes in the value of the earnout is based on small adjustments in our forecasts as the basis for the minimum earnout, if achieved will be paid at 150% of that value and due to the fluctuations of our share price during the period.  For example, if the Adjusted EBITDA for PPD for 2021 equals 2.873 million GBP the earnout will be paid at 150% of that value and if the Adjusted EBITDA for PPD for 2021 falls one pound below the minimum of 2.873 million GBP zero earnout will be paid. Our forecasts continue to be very close to the minimum.

Squatty Potty

Squatty Potty earn-out payments are based on the achievement of certain contribution margin thresholds on certain products of the acquired business. If the earn-out consideration event occurs in 12 months ending December 31, 2021 and the maximum payment amount is $3.9 million and if the termination of the transition service agreement is prior to the date that is nine months following the Closing Date, an additional $3.9 million.

	The earnout is to be paid in the Company’s Common Shares or cash at the seller’s discretion.	There have been no material changes during the period.

10. Acquisition, page 28

2.

We have read your response to prior comment seven and appreciate the additional information you provided; however, we note your acquisitions did not include employees, access to organized workforces, or manufacturing capabilities/facilities. Please more fully explain to us the specific acquired process or group of processes you obtained and how you determined they cannot be replaced without significant cost, effort, or delay.

Company Response:

In response to the Staff’s comment, per ASC 805-10-55-5Ec, the Company’s acquisitions did not include employees or manufacturing capabilities and typically will not when purchasing Amazon seller businesses and the majority source products directly from 3rd party manufacturers.  As such, the Company focuses on these criteria per ASC 805-10-55-5Ec:

The acquired process (or group of processes) when applied to an acquired input or inputs significantly contributes to the ability to continue producing outputs and cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

The key acquired processes for Amazon businesses are typically the processes around product launch marketing and listing growth strategies.

Although we launch products and have our own experience in product launch marketing and growth strategies for our own products, each product’s history is unique on Amazon, and it is extremely important to have the historical and current marketing and growth strategies of each product.  It is extremely important to know how the seller has been able to launch and grow its business by understanding each of the acquired product’s history including both the successful and failed product launch marketing strategies and continued growth and maintenance marketing strategies.  These strategies and processes are important unique knowledge not only to understand how that business can maintain itself but also allows the Company to determine how viable the future business is. Without this knowledge, the Company would spend material amounts of dollars and efforts experimenting to understand which strategies work and which do not.

For example, launch marketing strategies that are a violation of Amazon Terms of Service, though currently working and leading to the successful launch of that particular product (or products), may be such an extreme and unique process that the concern will be that the business will cease completely if Amazon deems it a violation. Without understanding what the predecessor has done, there is a high risk that revenue we have acquired will be reduced in relatively short order or without significant outside investment into other marketing services, if even possible.

Though similar to product launch processes, product growth strategies are separate and distinct processes.  The Company when purchasing a seller’s business must understand these unique processes to determine if these are viable or ultimately if the process undertakings are too risky to take over.  Growth tactics also include the unique marketing tactics this seller has implemented on its products and listing, how it reaches new customers and how it interfaces with existing customers. Without understanding these growth strategy processes, there is a high risk that revenue we have acquired will be impacted without significant outside investment into other marketing services, if even possible.

The Company believes that these processes are significant and substantive, as such, complete the decision in determining that inputs and a significant process has been purchased concluding that a business has been purchased.

Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 50

3.

We have read your response to prior comment three and note the revisions you included in your 9/30/21 Form 10-Q related to the non-GAAP financial measure, Contribution Margin. Please tell us and revise future disclosures related to this measure to more fully address the following:

• Explain how management uses the measure.

• Explain the purpose of the measure.

• Explain the specific nature of each adjustment to the measure, including the reasons for each adjustment. For example, explain how you determined what selling and distribution expenses to exclude from the measure, explain why you believe excluding those expenses from a non-GAAP gross profit measure is meaningful and appropriate, explain how you determined what selling and distribution expenses and other operating expenses to not reflect in the measure, and explain why you believe that is meaningful and appropriate.

• Tell us why you revised the proposed reconciliation you provided in your response letter compared to the reconciliation you included in your Form 10-Q.

Company Response: In response to the Staff’s comment, we use Contribution Margin in all of our business decisions, it is our key metric in running our business along with net revenue, Adjusted EBITDA, and Net Income.  All individual product decisions made by the Company from approval to launching a new product to the liquidation of a product at the end of its life cycle is measured primarily from the contribution margin performance of each individual product versus any other metric in our business. This measure allows the measure the performance of our products consistently regardless of changes in cost of goods sold, logistic expenses and online advertising spend.  For example, a product may change its packaging and lead to an improved gross margin but could have an even larger detrimental impact on logistics expenses leading to an actual reduction in contribution margin.  Further example, one may be able to raise prices to show a better gross margin and increase sales level but these changes at times come with extensive online advertising spend, as such, the overall product profitability could be worse.   As such, we believe this measure provides improved transparency to the market to determine the performance of our products prior to fixed costs.  Contribution Margin allows our shareholders and the investing public transparency into our products’ profitability which gross margin does not provide on its own as gross margin typically does not include selling commissions, logistic expenses and online advertising spend.

In the reconciliation to calculate contribution margin, we add E-commerce platform commissions, online advertising, selling and logistics expenses (“sales and distribution variable expense”), to gross margin to provide users of our financial statements what our product profitability is at each quarter prior to fixed costs.  These sales and distribution variable expenses include all direct expenses that are directly attributable to the products sold for that period and includes online advertising expense, fulfillment expense, warehouse storage expenses and selling commission expense.  For this key performance measure, we do not include all fixed costs as the purpose of the measure is to give the users of our financial statements a view of our product performance before fixed costs.  As such, we do not include the fixed cost from our sales and distribution expenses such as salaries as well as research and development expenses and general administrative expenses. This allows users of our financial statements to understand if our products are profitable and allows them to measure such profitability overtime as we continue to grow our business.

When we drafted the 10-Q, after having responded to the previous comment letter, we modified the reconciliation to present these amounts as a combined total to follow previous disclosures used in our MD&A, where we disclosed E-commerce platform commissions, online advertising, selling and logistics expenses as one figure. We believed it would be easier for the users to reference prior disclosures especially as the aggregation on the reconciliation would not change the reported contribution margin figures.  Further, we believe breaking down our E-commerce platform commissions, online advertising, selling and logistics expenses in a more granular basis as originally considered could have led to competitive disadvantages as competitors may gain access to certain cost breakdown especially around our fulfillment cost which we believe is a competitive advantage of the Company.

Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing.

Sincerely,

/s/ Arturo Rodriguez

Arturo Rodriguez

Chief Financial Officer, Aterian. Inc.

cc:Joseph A. Risico, Chief Legal Officer of Aterian, Inc.